This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer described below is made only pursuant to the Amended and Restated Offer to Purchase (as defined below) in those jurisdictions where the securities or other laws require the offer to be made on behalf of the Company (as defined below) by the dealer manager or one or more brokers or dealers licensed or registered under the laws of such jurisdiction.

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               AVECIA GROUP PLC ANNOUNCES RESULTS OF THE OFFER TO
                 PURCHASE FOR CASH OUTSTANDING 11% SENIOR NOTES
                                DUE JULY 1, 2009

REG S NOTES (CUSIP G9894BAA6 AND ISIN USG9894BAA64), 144A NOTES (CUSIP 988788AA3
           and COMMON CODE 9875069) REGISTERED NOTES (CUSIP 05354RAA9,
                    ISIN US05354RAA95, COMMON CODE 010588502)

FEBRUARY 4, 2005 - In connection with its previously announced cash tender offer and solicitation of related consents (the "Amended Offer") relating to its outstanding 11% Senior Notes due July 1, 2009 (the "Bonds") pursuant to an Amended and Restated Offer to Purchase and Consent Solicitation Statement dated January 18, 2005 (as supplemented on January 21, 2005, the "Amended and Restated Offer to Purchase"), Avecia Group plc (the "Company") announces that the period for tendering the Bonds pursuant to the Amended Offer expired at 12:00 midnight, New York City time yesterday, February 3, 2005.

All capitalized terms not defined herein have the meanings ascribed to them in the Amended and Restated Offer to Purchase.

Pursuant to the terms of the Amended and Restated Offer to Purchase, the Company will purchase up to 77% (U.S.$415,912,000) of the aggregate principal amount of outstanding Bonds. At the Expiration Time, the Tender Agents (as defined below) had received tenders from holders of the Bonds representing 98% (U.S.$529,709,000) of the aggregate principal amount of outstanding Bonds. Accordingly, the Bonds tendered by holders have been accepted for purchase by the Company on a pro rata basis in accordance with the procedures set forth in the Amended and Restated Offer to Purchase under "Summary of the Offer - Proration". Following consummation of the Amended Offer, U.S.$123,988,000 aggregate principal amount of Bonds will remain outstanding.

Holders who have tendered the Bonds are deemed to have consented to the Amendments to the Indenture under which the Bonds were issued.

The Total Consideration or Tender Offer Consideration, as the case may be, plus accrued and unpaid interest up to (and including) February 3, 2005, on Bonds accepted for purchase by the Company, will be paid today, February 4, 2005.

Goldman, Sachs & Co. is acting as the exclusive dealer manager for the Amended Offer. The tender agent for the Amended Offer is Bondholder Services Corporation and the Luxembourg tender agent for the Amended Offer is Kredietbank S.A. Luxembourgeoise (together, the "Tender Agents").

The full terms and conditions of the Amended Offer are set forth in the Amended and Restated Offer to Purchase. Holders of the Bonds can obtain copies of the Amended and Restated Offer to Purchase by contacting Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004,

Attn: Liability Management Group on (212) 357 3019. Copies of the Amended and Restated Offer to Purchase may also be obtained from the Tender Agents, Global Bondholder Services Corporation, at 65 Broad Street - Suite 704, New York, New York 10006, Attn: Corporate Actions on (212) 430 3774 or Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg, Attn: Cecilia Guichart, Corporate Trust and Agencies Department, +352 47 97 39 35.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE BONDS.

THIS COMMUNICATION IS ONLY FOR CIRCULATION TO BONDHOLDERS AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, ANY SUCH PERSON BEING A "RELEVANT PERSON". THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.


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